Financial Statements

                Decade Companies Income Properties

              Years ended December 31, 1997 and 1996
               with Report of Independent Auditors

     Decade Companies Income Properties 31, 1997 and 1996




                            CONTENTS

Report of Independent Auditors                                   1

Financial Statements

Balance Sheet                                                    2
Statements of Operations                                         3
Statements of Partners' Capital (Deficit)                        4
Statements of Cash Flows                                         5
Notes to Financial Statements                                    6





Report of Independent Auditors


The Partners
Decade Companies Income Properties 31, 1997, and the related statements of operations, partners' capital (deficit) and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Decade Companies Income Properties 31, 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                          /S/ ERNST & YOUNG  LLP

January 27, 1998
Chicago, Illinois


               Decade Companies Income Properties

ASSETS
Cash and cash equivalents                      $  2,171,502
Prepaid expenses and other assets                    84,869
Escrow deposits                                     184,377
Investment properties, at cost:
Land                                              5,305,536
Buildings and improvements                       23,405,877
Equipment                                         2,669,995
                                                 31,381,408

Less accumulated depreciation                    (7,601,850)

                                                 23,779,558

Deferred financing costs, net
of accumulated amortization of $81,290              196,244

                                                $26,416,550

LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
 Liabilities:
Tenant security deposits                       $     147,050
Accounts payable                                      56,328
Unearned rent                                         38,810
Accrued real estate taxes                            247,456
Accrued interest payable                              37,217
Distributions payable                                167,504
Payables to affiliates                             3,752,757
Mortgage notes payable                            22,898,887
                                                  27,346,009

Partners' capital (deficit):
General Partner                                      (84,069)
Limited Partners (Interests
authorized -- 18,000; Interests
outstanding -- 13,400.27)                           (845,390)

                                                    (929,459)

                                                 $26,416,550

See accompanying notes.

               Decade Companies Income Properties
                                          Year ended
                                          December 31
                                      1997          1996
Operating revenue associated
 with investment properties:
  Rentals                            $6,001,015 $5,838,844
  Other                                 237,469    244,275
                                      6,238,484  6,083,119
Operating expenses associated
 with investment properties:
  Operating                           2,589,010  2,563,565
  Administrative                        291,793    256,871
  Depreciation                        1,114,581  1,093,732
  Interest, including
   amortization of financing
   costs                              1,774,830  1,659,554
  Real estate taxes                     711,650    699,785
                                      6,481,864  6,273,507
Loss from operations of
 investment properties                 (243,380)  (190,388)

Other Partnership income (expenses)
  Interest income                       127,609    152,515
  Interest on payables
   to affiliates                       (225,341)   (28,588)
  Administrative expenses              (312,656)  (222,160)
                                       (410,388)   (98,233)
Net loss                             $ (653,768) $(288,621)
  Net loss attributable to
   General Partner (1%)              $   (6,538) $  (2,886)
  Net loss attributable to
   Limited Partners (99%)              (647,230)  (285,735)
                                     $ (653,768) $(288,621)

Weighted average Limited
 Partnership Interests
 Outstanding                          13,400.27   17,127.97

Net loss per weighted average
 Limited Partnership Interest      $    (48.30)  $  (16.68)

See accompanying notes.

               Decade Companies Income Properties


                                                        General        Limited
                                          Limited       Partner's      Partners'
                                          Partnership   Capital        Capital
                                          Interests     (Deficit)      (Deficit)      Total
Balances at January 1, 1996               17,466.31     $(69,185)    $3,110,465    $3,041,280
 Distributions to Partners                --              (2,730)     (604,163)     (606,893)
 Repurchase of Limited Partners'
  Interests                              (4,066.04)     --          (1,634,546)   (1,634,546)
 Tender offer costs                       --            --            (113,960)     (113,960)
 Net loss for the year                    --              (2,886)     (285,735)     (288,621)

Balances at December 31, 1996             13,400.27      (74,801)       472,061       397,260
 Distributions to Partners                --              (2,730)     (670,018)     (672,748)
 Tender offer costs                       --            --                (203)         (203)
 Net loss for year                        --              (6,538)     (647,230)     (653,768)

Balances at December 31, 1997             13,400.27     $(84,069)    $(845,390)    $(929,459)

See accompanying notes.


               Decade Companies Income Properties

                                 Year ended December 31,
                                 1997                1996
Operating activities
Net loss for the year       $(653,768)           $(288,621)
Adjustments to reconcile
 net loss to net cash
 provided by operating
 activities:
Depreciation                 1,114,581            1,093,732
Amortization of deferred
 financing costs                34,942               23,261
Changes in operating assets
 and liabilities:
Prepaid expenses and other
 assets                         50,705                2,246
Escrow deposits                (6,476)                8,802
Tenant security deposits      (27,079)                4,760
Accounts payable              (55,236)               30,210
Unearned Rent                   38,810                   --
Accrued real estate taxes       12,275             (34,187)
Accrued interest payable         (281)                (473)
Payables to affiliates         185,446               60,823
Net cash provided by
 operating activities          693,919              900,553

Investing activities
Withdrawal from Like-Kind
 Exchange Escrow Trust         --                   497,390
Net additions to
 investment properties       (181,061)            (175,960)
Net cash (used in)
 provided by investing
 activities                  (181,061)              321,430

Financing activities
Repurchase of Limited
 Partners' Interests           --               (1,634,546)
Payment of tender offer
 costs                           (203)            (113,960)
Net proceeds from issuance
 of mortgage note payable      --                 6,700,000
Proceeds from note payable
 to bank                       --                        --
Payments on note payable
 to bank                       --                        --
Additions to debt issue
 costs                         --                 (208,009)
Payments on mortgage notes
 payable                     (286,099)          (2,743,547)
Distributions paid to
 Limited Partners            (670,018)            (654,990)
Distributions paid to
 General Partner               (5,459)              (2,824)
Net cash (used in)
 provided by financing
 activities                  (961,779)            1,342,124

(Decrease) increase in
 cash and cash equivalents   (448,921)            2,564,107
Cash and cash equivalents
 at beginning of year        2,620,423               56,316
Cash and cash equivalents
 at end of year             $2,171,502           $2,620,423

See accompanying notes.


               Decade Companies Income Properties
1.  ORGANIZATION AND BASIS OF ACCOUNTING

ORGANIZATION

Decade Companies Income Properties -- A Limited Partnership (the Partnership) was organized as a limited partnership under the laws of the State of Wisconsin pursuant to a Certificate and an Agreement (the Agreement) of Limited Partnership dated June 6, 1985, for the purpose of investing primarily in residential and commercial real property. The Agreement terminates on or before December 31, 2005. The Partnership began operations June 9, 1986. The Partnership operates three residential apartment complexes located in Madison, Wisconsin, Clearwater, Florida, and St. Petersburg, Florida.

The Partnership consists of a General Partner, Decade
Companies -- A General Partnership (Decade Companies), of which
Jeffrey Keierleber and Decade 80, Inc. are the general partners, and 1,297 Limited Partners at December 31, 1997.

BASIS OF ACCOUNTING

The accompanying financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP), will differ from the income tax returns due to the different treatment of various items as specified by the Internal Revenue Code. The net effect of these accounting differences is as follows for 1997:

                                 GAAP       Tax
                                Basis      Basis
                                  (In Thousands)

Total assets                   $26,416     $26,281

Partners' capital (deficit):
General Partner                 (84)          (72)
Limited Partners               (845)         4,636

Net loss:
General Partner                  (7)           (3)
Limited Partners               (647)         (287)


               Decade Companies Income Properties
2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

DEPRECIATION

Depreciation is computed by the straight-line method using estimated useful lives of 30 years for the buildings and improvements and 5 years for related equipment.

INVESTMENT PROPERTY

The Partnership evaluates investment properties periodically for indication of impairment, including recurring operating losses and other significant adverse changes in the business climate that affect the recovery of the recorded asset value. If investment property is considered impaired, a loss is provided to reduce the net carrying value of the asset to its estimated fair value. Management is not aware of any indicator that would result in any significant impairment loss.

DEFERRED FINANCING COSTS

Deferred financing costs are amortized using the straight-line method over the term of the agreement (see Note 5) and are included as a component of interest expense in the financial statements.

FEES TO AFFILIATES

Fees related to the offering, organizational and acquisition stages of the Partnership paid to the General Partner or affiliates, and deferred interest related thereto, are limited to a maximum amount as defined in the Partnership prospectus. The Partnership is considered at the maximum amount of fees as of December 31, 1997 (see Note 7).


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Acquisition fees, mortgage placement and mortgage brokerage fees, property management fees and real estate sales commissions are payable to the General Partner or affiliates of the General Partner. These fees are capitalized or charged to expense as follows:

Acquisition Fees

Acquisition fees designated for selection, negotiation and purchase of Partnership properties have been capitalized as investment property and allocated to land, buildings and improvements and equipment based on appraised values. The portions allocated to buildings, improvements and equipment are being depreciated over the respective lives of the buildings, improvements and equipment.

Mortgage Placement and Mortgage Brokerage Fees

Fees for services rendered in locating potential borrowers and investigating their credit-worthiness for placement of mortgage loans are payable by the Partnership to the extent not paid by the mortgagor. Any fees paid by the Partnership will be charged to expense over the terms of the mortgage loans.

Property Management Fees

Fees for property management and rental services are being charged to expenses over the period property management services are being performed. The fee is defined in the partnership agreement.

Real Estate Sales Commissions

Fees may be earned for services rendered related to the sale of Partnership property, as defined in the Partnership prospectus. Payment of such fees to an affiliate of the General Partner shall be subordinated to a return to the Limited Partners equal to their original capital contribution plus a 6% per annum cumulative return.

EXPENSES OF OFFERINGS

Sales commissions, underwriting fees and reimbursed syndication costs paid to the General Partner or affiliates of the General Partner in connection with the capital offering have been recorded as a charge to Limited Partners' capital, as well as certain costs associated with tender offer purchases of Limited Partner Interests.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REIMBURSED EXPENSES

The Partnership reimburses the General Partner and affiliates of the General Partner for the actual cost of goods and materials used by or for the Partnership in the course of performing the general functions of the Partnership. These general functions include accounting, investor communications, investor documentation, legal services, tax services, computer services, risk management, and any other related operational and administrative expenses necessary for the prudent organization and operation of the Partnership.

ALLOCATIONS AND DISTRIBUTIONS

Pursuant to the Agreement, net income and losses from operations (exclusive of those from the sale or disposition of Partnership properties) are to be allocated 99% to the Limited Partners and 1% to the General Partner. In computing net income and losses from operations, depreciation expense is allocated differently to taxable and nontaxable entities.

Any gains from the sale or disposition of Partnership properties will be allocated: 1) 99% to the Limited Partners and 1% to the General Partner until the cumulative gains are equal to any losses from the sale or disposition of Partnership property for all prior periods; 2) to the Limited Partners until their cumulative gains equal the sum of all sales commissions, underwriting fees, and reimbursed syndication costs for the current year and all prior years, any losses from the sale or disposition of Partnership property for the current year and all prior years, and an amount equal to 6% per annum, cumulative and noncompounded, on the Limited Partners' capital investment minus prior distributions of cash available for distribution or to the extent that prior distributions of sales proceeds exceed the Limited Partners' original capital investment ("priority return") from the inception of the Partnership to the end of the current year; 3) to the General Partner an amount equal to the distributions made to the General Partner under
(iii)(b) below; 4) to the General Partner an amount equal to the distributions made to the General Partner pursuant to
(iv) below; 5) to the Limited Partners until cumulative gains allocated to them are equal to (v) below; 6) to the Limited Partners until cumulative gains allocated to them are equal to (vi) below; and 7) to the General Partner until cumulative gains allocated to the General Partner are equal to (vii) below. Any losses from the sale or disposition of Partnership properties will be allocated 99% to the Limited Partners and 1% to the General Partner.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash available for distribution, as defined in the Agreement, will be distributed 99% to the Limited Partners and 1% to the General Partner. Proceeds from the sale or disposition of Partnership properties, if any, remaining after repayment of any General Partner's loan and payment of deferred fees, will be distributed as follows: (i) to the Limited Partners, an amount equal to 100% of their original capital contribution minus any prior distributions of sales proceeds; (ii) to the Limited Partners, an amount to provide their priority return; (iii) to the General Partner an amount equal to the greater of the excess of (a) its capital contribution over the sum of all prior distributions of sales proceeds or (b) 1% of such sales proceeds; (iv) in the case of the sale of any property in which brokerage services are actually performed by the General Partner or an affiliate, to the General Partner or an affiliate, an amount equal to its subordinated real estate commission(generally up to 3% of the aggregated selling price of all properties);
(v) of the remaining proceeds, 88% to the Limited Partners;
(vi) then, to the Limited Partners, the deficiency, if any, in return of capital plus a cumulative preference of 10% per annum on their capital investment; and (vii) to the General Partner, the remaining balance (not to exceed 12% of the proceeds remaining after the distributions in accordance with (i) through (iv) above).

NET LOSS PER LIMITED PARTNERSHIP INTEREST

Net loss per Limited Partnership Interest is based on 99% of net loss as allocated to the Limited Partners divided by the weighted average number of Interests outstanding during the year.

3.  REPURCHASE OF LIMITED PARTNERS' INTERESTS

On November 29, 1996, the Partnership repurchased and retired 4,066.036 Limited Partnership Interests for $402 per Interest. The Partnership paid $1,634,546 to these Limited Partners prior to December 31, 1996. Costs related to the tender offer amounted to approximately $113,960 in 1996 and $203 in 1997, and were charged against Limited Partners' capital.

4.  INVESTMENT PROPERTIES

Investment properties owned at December 31, 1997, are as follows:

                                                                                          Costs Capitalized
                                                     Initial Cost to Partnership          Subsequent to Acquisition
                                                             Buildings and                Buildings and
Description                     Encumbrances      Land       Improvements  Equipment      Improvements Equipment
                                                          (In Thousands)
Meadows II Apartments
 Madison, Wisconsin             $  6,523        $1,144     $  9,227      $   44                  $   7       $   393

Town Place Apartments
 Clearwater, Florida               6,589         1,518        5,270         252                      --          434

Pelican Sound Apartments
 St. Petersburg, Florida           9,787         2,644        8,801          861                    101          287

                                 $22,899        $5,306      $23,298       $1,555                 $108       $1,114


                              Gross Amount at Which Carried

                                         Buildings and                                     Accumulated
Description                   Land       Improvements    Equipment      Total              Depreciation
                                                    (In Thousands)
Meadows II Apartments
 Madison, Wisconsin          $1,144       $  9,234        $   835      $11,213                $3,443

Town Place Apartments
 Clearwater, Florida          1,518          5,270            686        7,474                 1,973

Pelican Sound Apartments
 St. Petersburg, Florida      2,644          8,902          1,148       12,694                 2,186

                             $5,306        $23,406         $2,669      $31,381                $7,602



            Description         Date of Construction           Date Acquired
Meadows II Apartments,
 Madison, Wisconsin               In phases through 1980           January 1989

Town Place Apartments,
 Clearwater, Florida                       1985                    February 1990

Pelican Sound Apartments,
 St. Petersburg, Florida                   1987                    November 1993


4.  INVESTMENT PROPERTIES (CONTINUED)

A reconciliation of the cost and accumulated depreciation of the investment properties at December 31, 1997 follows (in thousands):

Cost:
Balance at beginning of year                  $31,104
Additions to investment properties                278
Balance at end of year                        $31,382

Accumulated depreciation:
Balance at beginning of year                 $  6,487
Provision for the year                          1,115
Balance at end of year                       $  7,602

The aggregate cost of the investment properties for federal income tax purposes is $28,402,550 because the acquisition fees and sales commission payable to the General Partner are capitalizable for financial reporting purposes only. The accumulated depreciation for federal income tax purposes was $7,048,100 at December 31, 1997.

5.  MORTGAGE NOTES PAYABLE

Mortgage notes payable consist of the following at December
31, 1997:

Mortgage note payable in monthly
installments of $21,952, including
interest at 7.5%, with final payment
due December 1, 2021.                        $  2,928,463

Mortgage note payable with interest
accruing at 2.48% over the monthly
weighted average cost of funds of
the bank, adjusted monthly, with
maximum and minimum rates of 14.75%
and 6.75%, respectively (7.421% at
December 31, 1997).  Monthly payments
of principal and interest are computed
annually ($27,698 commencing
January 10, 1998). The final payment is
due December 10, 2004.                          3,594,533

Mortgage note payable in monthly
installments of $52,286, including
interest at 8.25%, with final payment
due May 16, 2003.                               6,588,672

Mortgage note payable with monthly
interest installments at 7.0% for two
years. Monthly installments of $67,184,
including interest at 7.0%, thereafter,
with final payment due December 1, 1998,
unless the term is extended for an
additional five years as described in the
mortgage note agreement.                        9,787,219

                                              $22,898,887

The 7.5% mortgage note is insured under the National Housing Act and, as a result, the operation of the rental property is subject to the terms of the Regulatory Agreement between the Partnership and the Department of Housing and Urban Development (HUD). The mortgage is secured by the Meadows II property. Under the terms of the Regulatory Agreements, certain actions, including the payment of any distributions to the Partners from surplus cash generated by the Project, require the approval of The Federal Housing Administration as an agent for HUD.

Among other requirements, the Regulatory Agreement between the Partnership and HUD requires a complete annual financial report to be provided to the Secretary of HUD for the portion of the property (Phase IV) which secures the HUD mortgage loan. During 1997 HUD rejected, for purported noncompliance, the Partnership's financial reports for 1995 and 1996. Similar financial reports for the years 1989 to 1994 were submitted to, and accepted by, HUD. HUD is requesting that separate books and records be maintained to segregate the operation of Phase IV as if it were a separate property.

5.  MORTGAGE NOTES PAYABLE (CONTINUED)

The Partnership has not resolved this matter with HUD, and HUD has not taken any further action. As one of its remedies, HUD may attempt to declare the mortgage note to be in default and consequently the mortgage note may become due upon demand. Upon such event the Partnership has not decided which course of action will be taken. The Partnership more likely than not would seek to refinance the debt with another lender during the foreclosure period. However, the Partnership would not consider the possibility of reverting the property to the mortgage lender, in which case the Partnership would sustain a loss. As of December 31, 1997, the carrying amount of the affected real estate pledged as collateral was $3,489,344 and related outstanding debt was $2,928,463. No provision for gain or loss, if any, has been made in the financial statements.

The Meadows II, Town Place and Pelican Sound Apartments investment properties and all associated operating revenues are pledged as collateral for the mortgage notes payable.
Interest paid with respect to the mortgage notes and other indebtedness was $1,740,169, and $1,636,766 in 1997 and
1996, respectively. Aggregate annual maturities of the mortgage notes payable for the five years subsequent to December 31, 1997, are as follows: $9,970,000 -- 1998;
$198,000 -- 1999; $214,000 -- 2000; $232,000 -- 2001 and
$251,000 -- 2002.

6.  INCOME TAXES

The Partnership pays no income taxes. Partnership losses or income and taxes attributable thereto will be the responsibility of the various Partners.

Differences between the net loss as reported herein and net loss reported for federal income tax purposes arise from temporary differences related to depreciation, disposition of investment property and accrual-basis adjustments. The following is a reconciliation of reported net loss and net loss reported for federal income tax purposes:



                                YEAR ENDED DECEMBER 31,
                                 1997               1996
Net loss as reported
 for financial reporting
 purposes                     $(653,768)          $(288,621)
Add:
 Depreciation                   178,228             124,096
 Accrual basis adjustments      185,446              60,824
Net loss reported for
 federal income tax
 purposes                     $(290,094)          $(103,701)

7.  TRANSACTIONS WITH RELATED PARTIES

Decade Companies and its general partners are general partners for other limited partnerships which have invested in real estate. The Partnership also shares certain management and accounting employees and other expenses with entities that are controlled by Decade Companies and its general partner. The Partnership has executed certain contracts providing for the following fees payable to the General Partner or to affiliates of the General Partner:

Decade Companies

In accordance with restrictions set forth in the prospectus, the General Partner reviewed the calculations of front end fees allowed under the Limited Partnership Agreement during 1997 and calculated additional acquisition fees of $97,150 and interest on acquisition fees of $196,753 payable to the General Partner. The additional acquisition fee was capitalized to the basis of the property and the interest expense representing amounts incurred for 1997 has been included with interest expense in the financial statements. Accordingly, acquisition fees of $2,243,785 are payable to Decade Companies at December 31, 1997. Such fees were capitalized as part of the cost of the investment properties. Accrued interest on these fees were $594,424 at December 31, 1997.

In addition, mortgage placement fees of $90,246 are payable to Decade Companies at December 31, 1997.

Decade Properties, Inc.

Decade Properties, Inc. (Decade Properties) earned the following amounts from the Partnership: property management fees ($490,418 -- 1997; $471,576 -- 1996) interest on real estate sales commissions ($28,588 -- 1997; $28,588 -- 1996).

Real estate sales commissions of $440,700 are payable to Decade Properties at December 31, 1997. Accrued interest on these fees was $347,792 at December 31, 1997. The payment of these fees is subordinated to the Limited Partners as detailed in the Partnership Prospectus.

In addition, other miscellaneous amounts are payable including payroll reimbursement and property management fees totaling $35,810 and $75,705 at December 31, 1997 and 1996, respectively.


7.  TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

Deferred fees payable to affiliates bear interest at the minimum rate required under the Internal Revenue Code (the
Code) to avoid imputed interest under the Code and is payable only from sales proceeds, Partnership operations or cash reserves. However, as described above and in Note 2, interest has not been earned on certain deferred fees for 1996.

Reimbursed expenses paid by the General Partner or affiliates of the General Partner on behalf of the Partnership were as follows: Decade Companies
($116,628 -- 1997; $93,929 -- 1996) and Decade Properties
($842,319 -- 1997; $906,474 -- 1996).

8.  Fair Values of Financial Instruments

Cash and Cash Equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Long-Term Debt

The fair value of the Partnership's borrowings under its variable rate agreement approximates its carrying value, and the fair value of the mortgage note payable due December 1, 1998, approximates its carrying value due to its short term nature. The fair value of the Partnership's fixed rate mortgage notes payable is estimated using a discounted cash flow analysis, based on the borrowing rates for similar types of borrowing arrangements. The fair value based on this analysis is approximately $23,230,000 for all mortgages at December 31, 1997.